Santiago, September 27, 2017

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session yesterday, the Board of Banco Santander - Chile approved the following technological service contracts with the related company Isban:

1.	Contract for the technological services for Project Improvements in Recuperatory Movements.
2.	Contract for the technological services for Project Portfolio Management (Ex Elite portfolio) Phase II and III.
3.	Contract for the technological services for Project for Card upgrade.
4.	Contract for the technological services for Project to Automate TEF contingency and bilateral “BBOO”.
5.	Contract for the technological services for Project Mass Payments in Foreign Currency (USD- EUR).
6.	Contract for the technological services for Project for issuance of deferred TEF.

With regard to these operations, the Directors of the Bank, Mr. Vittorio Corbo Lioi, Oscar Von Chrismar Carvajal, Roberto Méndez Torres , Orlando Poblete Iturrate, Lucía Santa Cruz Sutil, Juan Pedro Santa Maria Pérez, Ana Dorrego de Carlos, Andreu Plaza López, Raimundo Monge Zegers and Blanca Bustamente Bravo expressed the approval for the Bank contracting the financial services referred to, adjusting the operations approved in pricing, terms and conditions to those prevailing in the market, in accordance also with the favorable report of the Audit Committee of the Bank.

Sincerely,

Cristián Florence Kauer

DEPUTY GENERAL MANAGER

C.c. Superintendencia de Valores y Seguros.